SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

TRANSCEPT PHARMACEUTICALS, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 89354M106

(CUSIP Number)

Neil H. Koffler c/o SC Fundamental LLC

747 Third Avenue, 27th Floor

New York, New York 10017

With a copy to:

Brian A. Haskel, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

(212) 508-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) October 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106	13D/A	Page 2 of 10 Pages
1.	names of reporting person i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization DELAWARE
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.	aggregate amount beneficially owned by each reporting person 1,123,381
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 6.0%
14.	type of reporting person* PN

CUSIP No. 89354M106	13D/A	Page 3 of 10 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization NEW YORK
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.	aggregate amount beneficially owned by each reporting person 1,123,381
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 6.0%
14.	type of reporting person* OO

CUSIP No. 89354M106	13D/A	Page 4 of 10 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,265,365
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,265,365
11.	aggregate amount beneficially owned by each reporting person 1,265,365
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 6.7%
14.	type of reporting person* IN

CUSIP No. 89354M106	13D/A	Page 5 of 10 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.	aggregate amount beneficially owned by each reporting person 1,123,381
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 6.0%
14.	type of reporting person* IN

CUSIP No. 89354M106	13D/A	Page 6 of 10 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.	aggregate amount beneficially owned by each reporting person 1,123,381
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 6.0%
14.	type of reporting person* IN

CUSIP No. 89354M106	13D/A	Page 7 of 10 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 1,750
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 1,750
person with	10.	shared dispositive power 1,123,381
11.	aggregate amount beneficially owned by each reporting person 1,125,131
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 6.0%
14.	type of reporting person* IN

CUSIP No. 89354M106	13D/A	Page 8 of 10 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC Employee Savings and Profit Sharing Plan
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 141,984
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 141,984
11.	aggregate amount beneficially owned by each reporting person 141,984
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 0.8%
14.	type of reporting person* EP

CUSIP No. 89354M106	13D/A	Page 9 of 10 Pages

This Amendment No. 2 amends the Amendment No. 1 to Schedule 13D filed on August 28, 2013 (the “First Amended Schedule 13D”), which amended the Schedule 13D filed on August 14, 2013 (the “Initial Schedule 13D”), by and on behalf of the following persons:

(i)	SC Fundamental Value Fund, L.P. (the “Fund”)
(ii)	SC Fundamental LLC (“SCFLLC”)
(iii)	Peter M. Collery (“Collery”)
(iv)	Neil H. Koffler (“Koffler”)
(v)	John T. Bird (“Bird”)
(vi)	David A. Hurwitz (“Hurwitz”) and
(vii)	SC Fundamental LLC Employee Savings and Profit Sharing Plan (the “Plan” and together with the Fund, SCFLLC, Collery, Koffler, Bird and Hurwitz, the “Reporting Persons”).

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D. As used here, the “Company” shall mean Transcept Pharmaceuticals, Inc. (TPST).

ITEM 4. Purpose of Transaction

The Reporting Persons delivered a letter to the Company on October 3, 2013 (the “Letter”) which called for a special meeting pursuant to the letter attached hereto as Exhibit A, and which the purpose of such special meeting is to (i) request that the Company’s board of directors (the “Board of Directors”) take all actions necessary to eliminate the Tax Benefit Preservation Plan, dated as of September 13, 2013, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, and (ii) remove as a director of the Company without cause each of Christopher B. Ehrlich, Glenn A. Oclassen, Jake R. Nunn, G. Kirk Raab and each person, if any, nominated, appointed or elected by the Board of Directors following the date of the Letter and prior to the special meeting to become a member of the Board of Directors at any future time or upon any event.

Except as indicated above, the information set forth in Item 4 of the Initial Schedule 13D remains unchanged.

ITEM 7. Material to be Filed as Exhibits

Exhibit A – Letter to the Company, October 3, 2013

CUSIP No. 89354M106	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013	SC FUNDAMENTAL VALUE FUND, L.P. By: SC Fundamental LLC, its General Partner

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

	By:	/s/ Peter M. Collery
Name: Peter M. Collery
Title: Member

(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.

(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT A

October 3, 2013

The Board of Directors

Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd., Suite #110
Point Richmond, California 94804

Gentlemen:

In accordance with Article V, Section (B)(4)(iv) of the Amended and Restated Certificate of Incorporation of Transcept Pharmaceuticals, Inc. (the “Corporation”), the undersigned (the “Calling Stockholders”), being holders of shares entitled to cast not less than ten percent (10%) of the votes at a special meeting of the Corporation’s stockholders, do hereby call for a special meeting of the stockholders of the Corporation (the “Special Meeting”). The undersigned request that the Board of Directors take all actions necessary to hold the Special Meeting as soon as practicable.

The purpose of the Special Meeting shall be for the stockholders of the Corporation to vote on the following proposals:

1.	To request that the Board of Directors shall take all actions necessary to eliminate the Tax Benefit Preservation Plan, dated as of September 13, 2013 (the “Plan”), by and between the Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent; and

2.	To remove as a director of the Corporation without cause each of Christopher B. Ehrlich, Glenn A. Oclassen, Jake R. Nunn, G. Kirk Raab and each person, if any, nominated, appointed or elected by the Board of Directors following the date hereof and prior to the Special Meeting to become a member of the Board of Directors at any future time or upon any event.

Evidence of the Calling Stockholders’ ownership of not less than ten percent (10%) of the shares of common stock, par value $0.001 per share, of the Corporation as of the date hereof is annexed to this demand.

This demand may be signed in two or more counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall be deemed to be a single document. A facsimile copy or an e-mail of a PDF file containing a copy of the signature page of the person or persons executing this document shall be effective as an original signature and effective as an execution copy.

This demand is solely a demand for the Special Meeting and does not constitute an agreement or understanding between the Calling Stockholders to vote for or against any of the proposals to be voted on at the Special Meeting.

[Signature page follows]

RETROPHIN, INC.

By:	/s/ Martin Shkreli
Name: Martin Shkreli
Title: Chief Executive Officer

/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
Name: James C. Roumell
Title: President

SC FUNDAMENTAL VALUE FUND, L.P. By: SC Fundamental LLC, its General Partner

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

cc: Alan Mendelson, Secretary

LADENBURG

THALMANN

October 2, 2013

To Whom It May Concern:

Retrophin Inc. holds 929,900 shares of Trancept Pharmaceuticals Inc. Com (TSPT) as of 10/2/2013 in street name at National Financial Services. Ladenburg Thalmann clears through National Financial Services (NFS).

Sincerely,

/s/ Margaret Boyd
Margaret Boyd
Operations Manager

UMB

October 1, 2013

Dear Greyson Davis,

Account 138251.1, Roumell Opportunistic Value Fund holds cusip 89354M106, Transcept Pharmaceuticals, Inc. They do hold 300,000 shares.

Please let me know if there is anything else I can do for you.

Regards,

/s/ Cynthia Kobush
Cynthia Kobush
Custody Administrator
UMB Bank
816-860-7780

RAYMOND JAMES
INVESTMENT ADVISORS DIVISION

To whom it may concern:

Roumell Asset Management holds 1,000,687 shares of Transcept Pharmaceuticals, Inc. (TSPT) as of 10/1/13 in custody at Raymond James on behalf of its advisory clients.

Sincerely,

/s/ John Holecek

John Holecek
Relationship Manager

CITI

October 3, 2013

To whom it may concern,

As of the close of business on 10/02/2013, Citigroup Prime Broker held the following quantity of ISIN US89354M1062 (TRANSCEPT PHARMACEUTICALS INC) in custody by account for the SC FUNDAMENTAL VALUE FUND LP

SC FUNDAMENTAL VALUE FUND LP- 52207282 1,123,381 shares

Total position was 1,123,381 shares.

Regards,

/s/ Christine Wu

Christine Wu
Citi
Prime Finance
390 Greenwich Street, 3rd Fl.
New York, NY 10013
Tel: 212-723-4053
Fax: 646-291-5786
Christine.wu@citi.com